UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Capital Management LLC

400 Royal Palm Way, Suite 212

Palm Beach, FL 33480

(561) 300-4860

With a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,660,587
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,660,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,660,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculations are based upon 13,750,691 shares of Common Stock of the Issuer outstanding as of June 30, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on August 9, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 120,144
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 120,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 13,750,691 shares of Common Stock of the Issuer outstanding as of June 30, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on August 9, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,780,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,780,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculations are based upon 13,750,691 shares of Common Stock of the Issuer outstanding as of June 30, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on August 9, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,780,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,780,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculations are based upon 13,750,691 shares of Common Stock of the Issuer outstanding as of June 30, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on August 9, 2019. Interest paid in kind on the Convertible Loans held by Vatera Healthcare and added to the principal balance of such loans is calculated as of June 30, 2019.

CUSIP No 58549G 209

This Amendment No. 10 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 21, 2018 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 20, 2018 (“Amendment No. 6”), the Amendment No. 7 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 16, 2019 (“Amendment No. 7”), the Amendment No. 8 to the Original Schedule 13D filed with the Securities and Exchange Commission on February 26, 2019 (the “Amendment No. 8”) and the Amendment No. 9 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019 (the “Amendment No. 9” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 44 Whippany Road, Suite 280, Morristown, NJ 07960. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

On February 20, 2019, the board of directors of the Issuer approved a 1-for-5 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split became effective as of 5:00 p.m. Eastern Time on February 21, 2019. The share numbers in this Amendment reflect the Reverse Stock Split.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to remove the sentence “Mr. Ferro also serves as a director and non-executive Chairman of the Issuer’s Board of Directors.” Mr. Ferro has resigned from the Issuer’s Board of Directors as reported on the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 9, 2019.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The beneficial ownership percentages for the Reporting Persons described in this Amendment are based on 1,345,891 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger, 355,555 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Equity Commitment Letter, 1,500,000 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Offering, 44,444 shares of Common Stock acquired directly by VHPM pursuant to the Equity Commitment Letter, 75,700 shares of Common Stock acquired directly by VHPM pursuant to the Offering, 9,375,000 shares of Common Stock underlying the Convertible Loans acquired directly by Vatera Healthcare pursuant to the A&R Loan Agreement (assuming that such Convertible Loans are converted into shares of Melinta preferred stock and then into Melinta common stock as of June 30, 2019 using the Conversion Amount, at a Common Stock Conversion Rate of 125 (equivalent to a Conversion Price of $8.00)) and 13,750,691 shares of Common Stock outstanding as of June 30, 2019, as reported in the Issuer’s quarterly report on Form 10-Q, filed on August 9, 2019. The deemed beneficial ownership of VCM and Mr. Ferro constitutes approximately 55.1% of the Common Stock of the Issuer outstanding as of June 30, 2019; the beneficial ownership of Vatera Healthcare constitutes approximately 54.5% of the Common Stock of the Issuer outstanding as of June 30, 2019; and the beneficial ownership of VHPM constitutes approximately 0.5% of the Common Stock of the Issuer outstanding as of June 30, 2019.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated August 12, 2019

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VATERA CAPITAL MANAGEMENT LLC

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro